SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 9)*

                         SENIOR HOUSING PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   81721M 10 9
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 26, 2005
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)
_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                         Page 2 of 13 Pages


1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             HRPT Properties Trust  I.R.S. ID No. 04-6558834

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                    (b) |_|


3            SEC USE ONLY


4            SOURCE OF FUNDS*

             WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland

                              7            SOLE VOTING POWER
NUMBER OF
SHARES                                     8,660,738
BENEFICIALLY
OWNED BY                      8            SHARED VOTING POWER
EACH
REPORTING
PERSON                        9            SOLE DISPOSITIVE POWER
WITH
                                           8,660,738

                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,826,063

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.9%

14           TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 81721M 10 9                                         Page 3 of 13 Pages


1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Reit Management & Research LLC  I.R.S. ID No. 04-3583787

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |_|

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                              7            SOLE VOTING POWER
NUMBER OF
SHARES                                     39,019
BENEFICIALLY
OWNED BY                      8            SHARED VOTING POWER
EACH
REPORTING
PERSON                        9            SOLE DISPOSITIVE POWER
WITH
                                           39,019

                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,926,283

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%

14           TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 81721M 10 9                                         Page 4 of 13 Pages


1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Reit Management & Research Trust  I.R.S. ID No. 04-3402206

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |_|

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts

                              7            SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                  8            SHARED VOTING POWER
OWNED BY
EACH
REPORTING                     9            SOLE DISPOSITIVE POWER
PERSON
WITH
                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,926,283

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%

14           TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 81721M 10 9                                         Page 5 of 13 Pages


1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Barry M. Portnoy

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |_|

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                              7            SOLE VOTING POWER
NUMBER OF
SHARES                                     68,990
BENEFICIALLY
OWNED BY                      8            SHARED VOTING POWER
EACH
REPORTING
PERSON                        9            SOLE DISPOSITIVE POWER
WITH
                                           68,990

                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,768,747

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.8%

14           TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 81721M 10 9                                         Page 6 of 13 Pages


1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Adam D. Portnoy

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |_|

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             OO

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)     |_|


6            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                              7            SOLE VOTING POWER
NUMBER OF
SHARES                                     5,000
BENEFICIALLY
OWNED BY                      8            SHARED VOTING POWER
EACH
REPORTING
PERSON                        9            SOLE DISPOSITIVE POWER
WITH
                                           5,000

                              10           SHARED DISPOSITIVE POWER


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,704,757

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                          |_|


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.7%

14           TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 7 of 13 Pages



         This Amendment No. 9 to the original Schedule 13D filed September 29, 1999, by HRPT Properties Trust and Reit Management & Research, Inc. and the original Schedule 13D filed October 23, 2001, by Reit Management & Research Trust, a Massachusetts business trust ("RMR Trust"), is being filed to reflect the acquisition by Adam D. Portnoy of shares of the outstanding capital stock of RMR Trust and the acquisition by Barry M. Portnoy of additional shares of the outstanding capital stock of RMR Trust and to update certain information.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 per share (the "Shares"), of Senior Housing Properties Trust, a Maryland real estate investment trust ("SNH"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), Reit Management & Research LLC, a Delaware limited liability company ("RMR"), RMR Trust, Barry M. Portnoy, and Adam D. Portnoy.

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Tjarda Clagett, Patrick F. Donelan, Gerard M. Martin, Barry M. Portnoy and Frederick N. Zeytoonjian. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John
C. Popeo, Treasurer, Chief Financial Officer and Secretary, Adam D. Portnoy, Executive Vice President, Jennifer B. Clark, Senior Vice President, and David M. Lepore, Senior Vice President.

         RMR's principal business is providing management services to real estate investment trusts such as SNH and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, Evrett W. Benton, Vice President, Ethan S. Bornstein, Vice President, Jennifer B. Clark, Vice President, John R. Hoadley, Vice President, Mark L. Kleifges, Vice President, David M. Lepore, Vice President, Bruce J. Mackey Jr., Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, John C. Popeo, Vice President and Treasurer and Adam D. Portnoy, Vice President. The sole member of RMR is RMR Trust.

         RMR Trust's principal business is to act as the sole member of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 8 of 13 Pages

and executive officers of RMR Trust are the same as the directors and executive officers of RMR. Mr. Barry Portnoy and Mr. Adam Portnoy own all of the outstanding shares of capital stock of RMR Trust.

         Mr. Barry Portnoy is also a Managing Trustee of SNH, HRP, and Hospitality Properties Trust, a Managing Director of Five Star Quality Care, Inc. and a Trustee of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund, each of which has its principal office at 400 Centre Street, Newton, Massachusetts 02458.

         Mr. Adam Portnoy is also an Executive Vice President of HRP and a Vice President of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund and RMR Preferred Dividend Fund, each of which has its principal office at 400 Centre Street, Newton, Massachusetts 02458.

         Each of the individuals listed above (i) has a business address at 400 Centre Street, Newton, Massachusetts 02458, (ii) except for Mr. Donelan, is a United States citizen and (iii) except for Messrs. Clagett, Donelan and Zeytoonjian, is principally employed by RMR in the capacities specified above. Mr. Hegarty also serves as the President, Chief Operating Officer and Secretary of SNH, and Mr. Hoadley also serves as Treasurer and Chief Financial Officer of SNH. The principal office of SNH is located at 400 Centre Street, Newton, Massachusetts 02458. Mr. Clagett is principally employed as a private investor. Mr. Donelan is principally employed as a private investor. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and is also a trustee of SNH.

         Neither HRP, RMR, RMR Trust, Mr. Barry Portnoy, Mr. Adam Portnoy nor any of the other individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         There have been no material changes to the information previously reported in prior statements with respect to HRP, RMR and RMR Trust.

         Mr. Barry Portnoy acquired the Shares he indirectly owns pursuant to a series of separate transactions between 1999 and 2005, including the receipt of Shares in connection with the spin-off of SNH from HRP and purchases of Shares based upon the prevailing market prices at the time using his personal funds.

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 9 of 13 Pages

         Mr. Adam Portnoy acquired the Shares he owns pursuant to a series of grants made to him, as an executive officer of RMR, pursuant to SNH's incentive compensation plans.

         RMR acquired the Shares it owns from SNH as payment of an incentive fee due to RMR pursuant to its advisory agreement.

Item 4.  Purpose of Transaction.

         The transactions that may require the filing of this statement are described in Item 3 above and Item 5 below. The transactions were entered into principally for investment purposes. There have been no material changes to the information previously reported in prior statements with respect to HRP, RMR and RMR Trust.

         Although Mr. Barry Portnoy and Mr. Adam Portnoy have no present intention to do so, either may make purchases of Shares from time to time, in the open market or in private transactions, including acquisitions of Shares from RMR payable to RMR pursuant to its advisory agreement with SNH, depending on their respective analysis of SNH's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Mr. Barry Portnoy and Mr. Adam Portnoy each intend to closely monitor their investments and may from time to time take advantage of opportunities presented to them. Mr. Barry Portnoy and/or Mr. Adam Portnoy may in the future also formulate plans or proposals regarding SNH, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs
(a) through (j) below.

         Depending upon Mr. Barry Portnoy's and Mr. Adam Portnoy's continuing review of their investments and various other factors, including those mentioned above, Mr. Barry Portnoy and/or Mr. Adam Portnoy may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Shares, although they have no current plans to do so.

         Except as set forth in this Item 4, neither Mr. Barry Portnoy nor Mr. Adam Portnoy has any plans or proposals which related to or would result in:

         (a) The acquisition by any person of additional securities of SNH, or the disposition of securities of SNH;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SNH or any of its subsidiaries;

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 10 of 13 Pages

         (c) A sale or transfer of a material amount of assets of SNH or any of its subsidiaries;

         (d) Any further change in the present board of trustees or management of SNH including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or distribution policy of SNH;

         (f) Any other material change in SNH's business or corporate structure;

         (g) Changes in SNH's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SNH by any person;

         (h) Causing a class of securities of SNH to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of SNH becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) HRP holds 8,660,738 Shares, which represent 12.6% of the issued and outstanding Shares.

         In addition, the trustees and executive officers of HRP own SNH Shares as follows: Mr. Barry Portnoy, through a corporation of which he is the sole stockholder, 68,990 Shares; Mr. Adam Portnoy, 5,000 Shares, and other trustees and executive officers of HRP, 91,335 Shares in the aggregate. The Shares held by HRP, when aggregated with such additional Shares held by the trustees and executive officers of HRP, aggregate 8,826,063 Shares, which represent 12.9% of the issued and outstanding Shares. The Shares held by Mr. Barry Portnoy, Mr. Adam Portnoy and the other trustees and executive officers of HRP are reported herein with respect to HRP pursuant to the provisions of Items 2 and 5 of
Schedule 13D. HRP, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Barry Portnoy, Mr. Adam Portnoy and the other trustees and executive officers of HRP.

         RMR holds 39,019 Shares, which represent less than 1% of the issued and outstanding Shares. RMR Trust holds no Shares, and, as the sole member of RMR, may, under applicable

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 11 of 13 Pages

regulatory definitions, be deemed to beneficially own RMR's 39,019 Shares, but expressly disclaims any beneficial ownership of such Shares.

         RMR, as HRP's manager, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own HRP's 8,660,738 Shares. In addition, the trustees, directors and executive officers of RMR and RMR Trust, including Mr. Barry Portnoy and Mr. Adam Portnoy, as described above, beneficially own 226,526 Shares in the aggregate. The Shares held by RMR and HRP, when aggregated with such additional Shares held by the directors and executive officers of RMR and RMR Trust, aggregate 8,926,283 Shares, which represent 13.0% of the issued and outstanding Shares. The Shares held by HRP, Mr. Barry Portnoy, Mr. Adam Portnoy and the other directors and executive officers of RMR and RMR Trust are reported herein with respect to each of RMR and RMR Trust pursuant to the provisions of Items 2 and 5 of Schedule 13D. RMR and RMR Trust, however, each expressly disclaims any beneficial ownership of the Shares held by HRP or any of Mr. Barry Portnoy or Mr. Adam Portnoy or other directors or executive officers of RMR or RMR Trust.

         Mr. Barry Portnoy, through a corporation of which he is the sole stockholder, owns the 68,990 Shares described above. In addition, as a director and a beneficial owner of RMR Trust or RMR or as a Managing Trustee of HRP, Mr. Barry Portnoy may, under applicable regulatory definitions, be deemed to beneficially own RMR's 39,019 Shares and HRP's 8,660,738 Shares. The Shares held by Mr. Barry Portnoy, when aggregated with such Shares held by RMR and HRP, aggregate 8,768,747 Shares, which represent 12.8% of the issued and outstanding Shares. Mr. Adam Portnoy holds 5,000 Shares. In addition, as a beneficial owner of RMR Trust or RMR, Mr. Adam Portnoy may, under applicable regulatory definitions, be deemed to beneficially own RMR's 39,019 Shares and HRP's 8,660,738 Shares. The Shares held by Mr. Adam Portnoy, when aggregated with such Shares held by RMR and HRP, aggregate 8,704,757 Shares, which represent 12.7% of the issued and outstanding Shares. The Shares held by HRP and RMR are reported herein with respect to Mr. Barry Portnoy and Mr. Adam Portnoy pursuant to the provisions of Items 2 and 5 of Schedule 13D. Mr. Barry Portnoy and Mr. Adam Portnoy, however, each expressly disclaim any beneficial ownership of the Shares held by HRP or RMR.

         (b) HRP has sole power to vote or dispose of its 8,660,738 Shares. RMR has sole power to vote or dispose of its 39,019 Shares. Barry M. Portnoy has sole power to vote or dispose of his indirectly owned 68,990 Shares. Adam D. Portnoy has the sole power to vote or dispose of his 5,000 Shares. To HRP's, RMR's, RMR Trust's, Mr. Barry Portnoy's and Mr. Adam Portnoy's knowledge, each of the other trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) Other than the issuance of an aggregate of 21,500 Shares to executive officers of RMR on September 13, 2005 pursuant to SNH's incentive compensation plans, no transactions

                                  SCHEDULE 13D

CUSIP NO. 81721M 10 9                                       Page 12 of 13 Pages

in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         HRP has formed no definitive intent to sell the Shares or any portion thereof. However, depending upon its continuing review of its investments and various other facts, HRP may in the future desire, subject to any applicable securities laws, to sell all or a portion of the Shares. SNH has registered the offer and sale of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement on Form S-3 (No. 333-109659). That registration statement became effective on October 24, 2003. In connection with the registration statement, HRP and SNH entered into a Registration Agreement (the "Registration Agreement"). Under the Registration Agreement, SNH agreed to, among other things, file the registration statement and use reasonable efforts to effect the registration of the Shares and HRP, among other things, agreed to pay all expenses incurred by SNH relating to the registration and any sale of the Shares. SNH also agreed to indemnify HRP against certain liabilities, including liabilities under the Securities Act and, alternately, to contribute to payments that HRP may be required to make as a result of these liabilities.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         99.1 Amended and Restated Joint Filing Agreement, dated as of November 8, 2005, by and between HRP, RMR, RMR Trust, Barry
                  M. Portnoy and Adam D. Portnoy (filed herewith).

         99.2 Registration Agreement, dated as of October 10, 2003, by and between SNH and HRP (incorporated by reference to Exhibit 10.1 to SNH's Registration Statement on Form S-3 (No. 333-109659) filed October 14, 2003).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 8, 2005           HRPT PROPERTIES TRUST


                           By: /s/  John C. Popeo
                                John C. Popeo
                                Treasurer, Chief Financial Officer and Secretary


                           REIT MANAGEMENT & RESEARCH LLC


                           By /s/  John C. Popeo
                                John C. Popeo
                                Vice President and Treasurer


                           REIT MANAGEMENT & RESEARCH TRUST

                           By:  /s/  John C. Popeo
                                John C. Popeo
                                Vice President and Treasurer


                           /s/ Barry M. Portnoy
                           Barry M. Portnoy, individually


                           /s/ Adam D. Portnoy
                           Adam D. Portnoy, individually